VIA EDGAR

March 24, 2021

Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Delek US Holdings, Inc.

PREC14A filed on March 9, 2021

Filed by CVR Energy, Inc., et al.

File No. 1-38142

Dear Ms. Chalk:

On behalf of CVR Energy, Inc. (“CVR”) and the other parties listed therein as participants (collectively, the “Participants”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 17, 2021, to Melissa M. Buhrig of CVR, with respect to the above-referenced proxy statement. Capitalized terms that are used but not defined herein have the meanings ascribed to such terms in the proxy statement (the “Proxy”).

For ease of reference, the Staff’s comments are set forth in italic type immediately before CVR’s response.

Preliminary Proxy Statement filed on March 9, 2021

General

1.

Item 5(b) of Schedule 14A requires the participants to describe their interests in the solicitation, whether by security holding or otherwise. To the extent that CVR Energy, Inc. or any other participant is a competitor or has a business relationship with the

Corby.Baumann@ThompsonHine.com     Fax: 212.344.6101     Phone: 212.908.3933

THOMPSON HINE LLP ATTORNEYS AT LAW	335 Madison Avenue 12th Floor New York, New York 10017-4611	www.ThompsonHine.com Phone: 212.344.5680 Fax: 212.344.6101

Company (or one of its competitors), please revise the proxy statement to describe under “Interests of the CVR Nominees” on page 7, or where appropriate in the revised proxy statement.

Response: We respectfully advise the Staff that while both CVR and Delek are in the refining business, CVR does not believe it competes with Delek in any meaningful way as they primarily operate in different geographic regions. The Petroleum Administration for Defense Districts (“PADDs”) are geographic regional aggregations used by the U.S. Department of Energy and others to enable regional analysis of petroleum product supply and movements. CVR is within PADD 2 (Midwest) while Delek is within PADD 3 (Gulf Coast). In addition, the overlap of the marketing activities of CVR and Delek are minimal, and take place in areas with significant other participants, as follows:

•

Purchases of Gathered Crude Oil from Producers in Oklahoma. Certain of CVR’s wholly owned, indirect subsidiaries purchase gathered crude oil from producers in Oklahoma. CVR believes that at least 25 other companies, including subsidiaries of Delek, also purchase gathered crude oil from producers in Oklahoma.

•

Purchases of Refined Product from Arkansas Terminals. Based on past practice, on average, approximately 15 companies post prices for sale of certain grades of refined product at terminals in and around Little Rock, Arkansas, including subsidiaries of both CVR and Delek. However, CVR’s refined product sales from such terminals are minimal, currently averaging approximately 5,000 barrels per day – which volume on any given day takes up less than 1% of refined product storage capacity in the Little Rock area – under a pipeline tariff incentive that expires in June 2021. CVR does not currently anticipate selling increased volumes of refined products from such terminals following the expiration of the tariff incentive in June 2021.

•

Shippers on Magellan Pipeline System. Shippers on the Magellan pipeline system, including CVR, have the ability to ship refined product into certain areas accessed by Delek, including the Midland-Odessa area of Texas. However, CVR rarely ships refined products into the Midland-Odessa area (CVR’s last shipment into this area was made in April 2020 for just 5,000 barrels of diesel product).

Moreover, according to Delek’s Form 10-K for the year ended December 31, 2020, which was filed with the Commission on March 1, 2021 (the “Form 10-K”), Delek’s “principal competitors are petroleum refiners in the Mid-Continent and Gulf Coast Regions, in addition to wholesale distributors operating in these markets.” The Form 10- K also specifies certain companies as its major retail competitors, including Chevron, Murphy USA, Sunoco LP (Stripes® brand), Alimentation Couche-Tard Inc. (Circle K® brand and CST brand), Marathon Petroleum and various other independent operators. Notably, Delek has not identified CVR as its competitor in its Form 10-K.

CVR and Delek each identify the other in their respective Form 10-K filings as a member of their respective peer group for the purposes of the performance graph for the five-year period commencing on December 31, 2015 and ending on December 31, 2020. CVR considers this to reflect that both CVR and Delek are, along with the other listed peer companies, independent refining and marketing companies, and not to evidence competition under antitrust laws. To the contrary, and by way of example, CVR includes in its peer group Par Pacific Holdings, Inc., which operates crude oil refineries in Wyoming, Washington and Hawaii, and has absolutely no operational or marketing overlap with CVR.

Based on the foregoing, CVR does not believe that Delek and CVR should be viewed as competitors but rather as entities that operate in petroleum refining in adjacent, but not overlapping, geographic regions. CVR has included disclosure on page 7 of the Proxy addressing its view that it is not a competitor of Delek.

Proposal 1: Election of the CVR Nominees, page 5

2.

See our last comment above. To the extent that any of CVR Energy’s nominees holds an equity interest in the Company’s competitors, this should be disclosed. For example, we understand that George J. Damiris holds an equity interest in HollyFrontier Corporation, where he previously served as President and Chief Executive Officer, according to his biographical information on page 6 of the proxy statement. If so, please describe the extent of his holding and that company’s relationship (as a competitor or otherwise) with Delek US Holdings.

Response: In response to the Staff’s comment, CVR has revised the disclosure on page 7 of the Proxy.

3.

Clarify whether the “board experience” reference in Robert Edward Kent’s biographical information on page 7 includes public company board experience. If not, expand to describe why you believe serving on the board of a private company provides relevant expertise to serve on the board of a public company such as Delek US Holdings.

Response: We respectfully acknowledge the Staff’s comment. Mr. Kent’s prior board experience is referring to Mr. Kent’s experience as a member of the board of directors of

Sinclair Oil Company. CVR included this as part of Mr. Kent’s qualifications as evidence of Mr. Kent’s extensive experience in the refining and petrochemicals industries in various capacities, including as a consultant, a member of the board of directors and as a member of the executive leadership teams of various entities within the refining and petrochemicals industries. In response to the Staff’s comment, CVR has revised the disclosure on page 7 of the Proxy.

Proposal 2: Advisory Resolution Approving Delek’s Executive Compensation Program, page 8

4.	In the first paragraph of this section, you assert that Delek’s executive compensation has been “excessively lucrative.” Revise to briefly explain the basis for this belief.

Response: In response to the Staff’s comment, CVR has revised the disclosure on page 8 of the Proxy.

Proposal 4: Approval of Amendment to Delek’s 2016 Long-Term Incentive Plan, page 8

5.

In the first paragraph on page 9, you assert the belief that there are sufficient shares remaining in Delek’s 2016 Plan to properly incentivize the Company’s employees. Revise to briefly explain the basis for this belief.

Response: We respectfully advise the Staff that based on the information provided by Delek in its preliminary proxy statement filed with the Commission on March 3, 2021 (“Delek’s Preliminary Proxy”), Delek has indicated that as of December 31, 2020, there were 2,739,420 Shares available for issuance under Delek’s 2016 Plan. Delek’s Preliminary Proxy does not specify the number of additional Shares that Delek is seeking to be authorized under the 2016 Plan. CVR has concerns regarding Delek’s executive compensation program for its executive officers and CVR believes that a comprehensive review of Delek’s executive compensation program is necessary prior to Delek seeking stockholder approval to amend its 2016 Plan to increase the number of Shares available for issuance thereunder. In response to the Staff’s comment, CVR has revised the disclosure on page 9 of the Proxy.

Voting and Proxy Procedures, page 12

6.

Refer to the first sentence on page 13 where you state: “If you are a stockholder of record, you must deliver your vote via phone or the Internet or virtually attend the Annual Meeting and vote in order to be counted in the determination of a quorum.” Revise to clarify that a proxy granted to the Company or CVR Energy will also count toward determination of a quorum.

Response: In response to the Staff’s comment, CVR has revised the disclosure on page 13 of the Proxy.

Important, page 25

7.	Revise to clarify that a previously granted proxy may also be revoked by granting a later-dated proxy to the Company or its proxy solicitor.

Response: We respectfully advise the Staff that the disclosure on page 25 of the Proxy has been revised to clarify that a previously granted proxy may also be revoked by granting a later-dated proxy to the Company or its proxy solicitor.

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Melissa M. Buhrig, CVR Energy, Inc.

David L. Lamp, CVR Energy, Inc.

Todd Mason, Thompson Hine LLP

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